[ING FUNDS LOGO]

May 7, 2012

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

This letter responds to comments provided to Corey Rose on May 1, 2012, for the registration statement on Form N-14 under the Securities Act of 1933, as amended, filed on April 3, 2012, for ING Partners, Inc. (“Registrant”). The Form N-14 was filed in connection with a reorganization in which ING Templeton Foreign Equity Portfolio (“Templeton Portfolio”), a series of the Registrant, will acquire all of the assets of ING Artio Foreign Portfolio (“Artio Portfolio”), a series of ING Investors Trust, in exchange for shares of the Templeton Portfolio and the assumption by the Templeton Portfolio of the liabilities of the Artio Portfolio.

Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.	Comment: The Staff requested that the Registrant include the file numbers for the documents incorporated by reference.

Response: The Registrant will include the file numbers for all documents incorporated by reference as requested.

2.

Comment:           The Staff requested that the Registrant disclose in the narrative to the section entitled “How do the Annual Portfolio Operating Expenses Compare?” that the information in the table is as of 12/31/2011 and that the pro forma numbers assume the transaction occurred as of that date. In addition, the narrative to the pro forma fees and expenses indicates that the Templeton Portfolio is being compared with the pro forma information, but the table shows something different.

Response: The Registrant will make the requested change in the comparison of annual portfolio operating expenses.

3.	Comment: The Staff requested that Footnote 1 to the Fee Table state that the acquired fund fees and expenses is as of 12/31/2011.

Response: The Registrant will make the requested change.

4.	Comment: The Staff requested that the Registrant add a separate caption under other expenses for acquired fund fees and expenses or confirm that acquired fund fees and expenses are less than 0.01%.

Response: The Registrant will revise to include a separate caption for acquired fund fees and expenses as requested.

5.

Comment:           The Staff requested that the Registrant clarify Footnote 6 to the “Annual Portfolio Operating Expenses Table” to clarify that the pro forma figures presented for Class S reflect the reorganization of Class S and Class S2 into Class S of the Templeton Portfolio.

Response: The Registrant will make the requested change.

6.	Comment: The Staff asked whether or not the adviser or any affiliates will benefit from the reorganization due to the reorganization. If so, please disclose this prominently.

Response:           The fee rate paid by the Portfolios to the adviser or its affiliates is prominently disclosed as required by Form N-14 and may be found in the section entitled “How does the Management of the Portfolios Compare?” Any net revenue increase or decrease to the adviser and its affiliates is one of a number of factors considered by the Board of Directors/Trustees (the “Board”) and is appropriately incorporated in the discussion of the factors considered by the Board in approving the reorganization which is found in the section entitled “What Factors did the Board Consider?” We believe this disclosure satisfies the requirements of Form N-14.

7.

Comment:           The Staff suggested that the section entitled “What are the key differences in the rights of shareholders” be amended to make it clear that the Artio Portfolio is a series of ING Investors Trust and the Templeton Portfolio is a series of ING Partners, Inc. and add additional disclosure discussing what state each entity is organized in. In addition, “IIT” has not yet been defined.

Response: The Registrant will make the requested changes.

8.

Comment:           The Staff requested that the section regarding portfolio transitioning include an estimate of the transition costs. In addition, those costs should be reflected in the capitalization table and in the balance sheet and statement of assets and liabilities in pro forma financial statements.

Response: The Registrant will revise the capitalization table and pro forma financial statements to include the estimated transition costs to be paid by the Artio Portfolio of $75,500.

9.	Comment: The Staff noted that the schedule of investments and the related notes should also identify the securities to be sold.

Response: The Registrant will make the requested change.

10.

Comment:           The Staff requested that the Registrant explain to the Staff in its response why the transition disclosure states that during the transition period a transition manager will be used to align the acquired portfolio with the acquiring portfolio and then states that the sub-adviser could sell portfolio holdings after the closing.

Response:           Although a transition manager will be used to align the Artio Portfolio with the Templeton Portfolio, additional rebalancing may be required after the Closing Date. We do not anticipate a rebalancing will be necessary, but we prefer to disclose to shareholders that it is a possibility.

11.

Comment:           The Staff requested that the Registrant provide an undertaking that the Registrant will provide an opinion of counsel supporting the tax matters discussed in this Registration Statement shortly after the Closing Date.

Response: The Registrant will provide the undertaking.

12.	Comment: The Staff requested that the Registrant provide the Powers of Attorney.

Response: The Registrant will provide the Powers of Attorney in the amended N-14.

13.	Comment: The Staff requested that the Registrant provide the fair value hierarchy disclosure in the notes to financial statements or as a note to the Portfolio of Investments.

Response: The Registrant will include the fair value hierarchy as a footnote in the Portfolio of Investments of the pro forma financial statements.

14.

Comment:           The Staff requested that the Registrant revise the capitalization table to include net assets, NAV per share, and shares outstanding for the Class S2 shares of the Templeton Portfolio so that the capitalization table aligns with the pro forma financial statements.

Response:           The Registrant appreciates the Staff’s comment but due to the fact that the Class S2 shares of the Templeton Portfolio are not a part of the reorganization, the information with respect to Class S2 shares of the Templeton Portfolio was purposely excluded from the capitalization table. The Class S2 information disclosed in the pro forma financial statements is applicable to the Artio Portfolio only.

15.

Comment:           The Staff requested that the Registrant correct the amount for “payable for investment securities purchase” in the pro forma financial statements — statement of assets and liabilities to be $113,506.

Response:           The Registrant appreciates the Staff’s comment, but the Templeton Portfolio’s balance of $413 is included in the statement of assets and liabilities and therefore contributes to the pro forma payable balance of $113,919.

16.

Comment:           The Staff requested that the Registrant revise the statement of assets and liabilities in the pro forma financial statements to include net assets, NAV per share, and shares outstanding for the Class S2 shares of the Templeton Portfolio so that the capitalization table aligns with the pro forma financial statements.

Response:           The response here is similar to the response to comment number 14 above in that the Class S2 shares of the Templeton Portfolio are not a part of the reorganization, and therefore the information with respect to Class S2 shares of the Templeton Portfolio was purposely excluded from the pro forma financial statements.

17.

Comment:           Note 1 to the notes to Portfolio of Investments currently states that the Portfolio of Investments reflects management’s expectation that most transition will take place before the merger. However, the Portfolio of Investments makes no adjustment for the transitioning. Please revise.

Response:           The Registrant appreciates the Staff’s comment but as the Registrant is now including the transition costs to the capitalization table and the pro forma financial statements in response to comment number 8 above, the Registrant believes this disclosure is appropriate.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Senior Vice President and Counsel
ING Funds

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

[ING FUNDS LOGO]

May 7, 2012

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

ING Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments
cc:	Jeffrey Puretz, Esq.
Dechert LLP